

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 24, 2023

Andy Jin
CEO
NOCERA, INC.
3F (Building B) , No. 185 , Sec. 1 , Datong Rd .
Xizhi Dist. , New Taipei City 221
Taiwan (R.O.C.)

> **Re: NOCERA, INC.**
> **Form 10-K/A filed September 6, 2023**
> **Form 10-Q filed August 21, 2023**
> **File No. 1-41434**

Dear Andy Jin:

We issued comments to you on the above captioned filings on October 3, 2023. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by November 7, 2023. If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed. Please contact Al Pavot at 202-551-3738 or Terence O'Brien at 202-551-3355 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Andy Jin